United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

TABLE OF CONTENTS:

Press Release
Signature Page

Vale launches public offer to acquire Vale Fertilizantes’ shares
Rio de Janeiro, November 9, 2011 — Vale S.A. (Vale) informs that tomorrow, November 10, 2011, it will file, through its subsidiary Mineração Naque S.A. (Naque), the prospect of a public offer to acquire up to 100% of the free float shares of its subsidiary Vale Fertilizantes S.A. (Vale Fertilizantes), in order to subsequently cancel its registration as a publicly listed company.
The price per share to be paid in cash is R$ 25.00, for both the common and preferred shares of Vale Fertilizantes. To be effective, the public offer is subject to the acceptance by more than 2/3 of the shareholders who have decided to participate in the auction. If this condition is not met, Vale, through Naque, will withdraw the offer.
In the event that all Vale Fertilizantes’ shareholders decide to sell their shares in the auction, the total amount to be paid by Vale, through Naque, will be R$ 2.2 billion, equivalent to US$ 1.3 billion at the BRL/USD exchange rate of 1.7516 on November 9, 2011. The public offer will be executed by Morgan Stanley CTVM S.A., which will guarantee, pursuant to CVM Instruction 361, the financial settlement of the public offer.
The auction will be held on December 12, 2011, at 3:00 pm Rio de Janeiro time. Vale Fertilizantes’ shareholders who wish to participate in the auction should be eligible in the terms of the prospect. Those interested can find the prospect and the appraisal report on the websites of Vale, www.vale.com, Vale Fertilizantes, www.valefertilizantes.com, CVM, www.cvm.gov.br, and BM&FBovespa, www.bmfbovespa.com.br.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: November 9, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations